SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  September 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: September 14, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 12 September 2006 - English

 Vannessa Ventures Ltd.

Suite 220, 1010 - 1st Street S.W.

Calgary, AB   T2R 1K4

Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

September 12, 2006	SYMBOL: VVV

VANNESSA RELEASES INFORMATION ON CONCHUDITA

Vannessa Ventures Ltd. (the "Company") – The Company, on behalf of its wholly owned subsidiary, Industrias Infinito S.A., has engaged Micon International Limited (Micon), to prepare an independent assessment and NI 43-101 compliant technical report on the Conchudita exploration concessions contiguous to Vannessa’s Crucitas epithermal gold deposit in Costa Rica which is currently in the pre-development stage.

The Conchudita exploration concessions are part of the 19,200 hectares of land held by the Company under exploration and exploitation permits in the north-central portion of Costa Rica.  Conchudita was explored by Placer Dome Ltd. (Placer) as part of the general exploration work undertaken in the Crucitas concession area between 1992 and 1998 which involved extensive exploration including geochemical sampling, ground geophysics, and other regional work.  At Conchudita drilling consisted of 20 auger holes, totaling 232 meters, and 35 diamond drill holes, totaling 5,166 meters, plus material collected from 12 trenches.  Of the 35 diamond drill holes completed the results from 27 were included in Placer’s historical resource estimate.

The historical resource estimate for Conchudita produced by Placer Dome in 1998 showed, at a cut-off grade of 1.75 g/t Au, an inferred resource of 3.2 million tonnes with an average grade of 4.6 g/t gold, for approximately 470,000 ounces of contained gold.

Micon believes that the historical resource estimate for Conchudita is relevant and gives a reasonable preliminary estimate of the inferred gold resource which had been outlined at Conchudita after the completion of 27 diamond drill holes.  Micon advised that the classification of the resource as inferred conforms to the definition of inferred resources under NI 43-101.  Micon cautions however that this historical resource estimate was carried out prior to the implementation of National Instrument 43-101 and does not fully conform to that standard. Micon has not done sufficient work to classify the resource as a current mineral resource and it should not be relied upon.

Micon is not aware of the existence of any more current resource estimates for the Conchudita Zone.

In Micon’s opinion, to produce a current 43-101 compliant inferred resource for Conchudita would require updating the geological model with steep mineralized envelopes constraining grade distribution to more closely honor the current understanding of vein geometry and limits, and also to include the additional 8 diamond drill holes which Placer completed subsequent to the date of their estimate.

Micon recommends an exploration program, conducted in stages, totaling approximately $CDN 600,000 for the Conchudita and area concessions.  The objective of this program would be to determine if there is extension of the existing mineralized zone, which is open at depth and along strike and demonstrate continuity and distribution of mineralization.  This recommended drilling at Conchudita would also determine, on a conceptual basis, whether the mineralized zones may represent a significant tonnage of higher grade material which, when added to the Crucitas resource, could have a significant positive impact on the economics of the overall Crucitas project.

Mr. David Laudrum, P.Geo and a Senior Geologist with Micon,  is responsible for the preparation of the technical report titled “The Conchudita Gold Project, Costa Rica” and is a  “qualified person” as set out in NI 43-101.  Mr. Laudrum has also reviewed and approved the contents of this release.

John Morgan

President, Vannessa Venture Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."